VIA optronics AG

Sieboldstrasse 18

90411 Nuremberg, Germany

September 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Sergio Chinos

Jay Ingram

Beverley Singleton

Melissa Raminpour

Re:                             VIA optronics AG

Registration Statement on Form F-1

File No. 333-248599

Dear Commissioners:

VIA optronics AG, a stock corporation organized under the laws of the Federal Republic of Germany (the “Company”), hereby requests, pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement on Form F-1 (File No. 333-248599) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on September 24, 2020, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Gregory Schernecke of Dechert LLP, the Company’s counsel, at (215) 994-2687 and that such effectiveness also be confirmed in writing.

Very truly yours,

VIA optronics AG

By:	/s/ Daniel Jürgens
Name:	Daniel Jürgens
Title:	Chief Financial Officer

cc:	Gregory Schernecke, Dechert LLP
David S. Rosenthal, Dechert LLP